
March 19, 2020

John C. Weisenseel
Chief Financial Officer
AllianceBernstein L.P.
1345 Avenue of the Americas
New York, NY 10105

>   **Re: AllianceBernstein L.P.**
>   **Form 10-K for the Fiscal Year Ended December, 31, 2019**
>   **Filed February 12, 2020**
>   **File No. 000-29961**

Dear Mr. Weisenseel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 12, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Management Operating Metrics, page 43

1. We note your disclosure on page 44 showing an adjustment for distribution-related payments to calculate Adjusted Net Revenues and Adjusted Operating Margin. In future filings, please revise to adjust by distribution revenues, rather than expenses, and provide supplemental information (e.g., footnote(s) to your reconciliation) to clearly explain each adjustment. To the extent that these distribution revenues are recognized in multiple revenue line items on the face of the income statement, disaggregate and distinguish the adjustment into those multiple components in the related non-GAAP reconciliation. In addition and if applicable, in periods when a material amount of fee waivers or other material non-standard items impact distribution revenues, provide disclosure quantifying the impact that it has or could have upon Adjusted Operating Margin, or any equivalent.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lory Empie, Staff Accountant at 202-551-3714 or Robert Klein, Staff Accountant at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance